Exhibit 1
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Section 8.5 of the Outsourcing Agreement

8.5      Benchmarking.

                  8.5.1 Right to Benchmark. Beginning on January 1, 2003 and from time to time thereafter, either Novation or Neoforma may initiate an objective measurement and comparison process (the "Benchmarking Process") in order to measure certain aspects of the Novation and Neoforma relationship.

                  8.5.2 Benchmarking Process. In the case of a general Benchmarking Process, (i) either Novation or Neoforma may select and hire a benchmarker, which benchmarker shall be reasonably acceptable to the other Party, and the Party selecting such benchmarker shall pay all costs associated with the Benchmarking Processes; or (ii) Novation and Neoforma shall mutually agree upon an independent, third party benchmarker and Novation and Neoforma shall share all costs associated with such shared benchmarking. In addition, in the case of a Benchmarking Process with respect to Supplier Target Percentages, or if Neoforma and Novation otherwise agree with respect to a general Benchmarking Process, Neoforma and Novation may rely on publicly available information in carrying out the Benchmarking Process, and to carry out the Benchmarking Process without the use of a third-party benchmarker. The Parties shall cooperate to facilitate the Benchmarking Process, including by providing reasonable information as is necessary to conduct the Benchmarking Process.

                  8.5.3 General Benchmarking. The Benchmarking Process for general items shall review and measure (i) with respect to Neoforma, the technology and pricing provided by Neoforma to Novation, the technology offered to Members, the technology offered to Suppliers, the performance of the Services, and Neoforma's costs incurred in performing its obligations under this Agreement and (ii) with respect to Novation, any Shortfall Payment as provided in Subsection 8.1.3 and, in each case, shall be based upon a comparison of the "like-for-like" items, including, without limitation, relative Service Levels, term of the Agreement, amount of investments made pursuant to or in connection with this Agreement and other material terms and conditions. If the Benchmark Results indicate that the services received by Novation or Neoforma, as the case may be, are not "best in class," Neoforma and Novation shall promptly meet and enter into a good faith negotiation to determine whether there should be an adjustment to the Services, the pricing, the technology, the Service Levels and/or Novation's limited agency obligations pursuant to Section 2.1 above; provided, however, that the Parties shall not increase the maximum Shortfall Payment obligations of Novation.

                  8.5.4 Supplier Target Percentages Benchmarking. The Benchmarking Process with respect to Supplier Target Percentages shall be based upon review of whether such Supplier Transaction Percentages are "market competitive." If the Benchmark Results indicate that the Supplier Target Percentages in place during the period examined are not "market competitive," then Neoforma and Novation shall promptly meet and adjust (either upwards or downwards) such Supplier Target Percentages so that they are market competitive. For the avoidance of doubt, the Parties agree that "market competitive" shall mean that (i) Suppliers are reasonably likely to agree to pay such fees at such time or (ii) such fees are competitive with similar Transaction Fees paid by suppliers for similar services in similar e-commerce or related industries.

                  8.5.5 Benchmark Results. Within 30 days after the completion of any Benchmarking Process, the benchmarker, if any, shall deliver the results of the benchmark (the "Benchmark Results") in a written report, including identification of the figures and supporting documentation, to Novation and Neoforma. In the event that the Benchmarking Process does not utilize a third-party benchmarker, the Party initiating the Benchmarking Process shall be responsible for writing and delivering such report of the Benchmark Results to the other Party.

                  8.5.6 Benchmark Review Period. For a period of 60 days following delivery of the Benchmark Results from the benchmarker (the "Benchmark Review Period"), Novation and Neoforma shall review the Benchmark Results, and schedule one or more meetings to address any issues either Party may have with the Benchmark Results.

                  8.5.7 Benchmark Dispute. In the event Novation and Neoforma in good faith dispute the Benchmark Results or if Novation and Neoforma have not reached agreement after the Benchmark Review Period, Novation may dispute such outcome in accordance with the provisions of Section 18 hereto.

Definitions of Terms Used in Section 8.5 of the Outsourcing Agreement

                  "Member(s)" means, at any date, those organizations that are
(i) patrons or members of VHA or UHC, or are associated therewith, or (ii) HPPI Members and in each case, that are listed in an electronic file supplied to Neoforma and updated periodically by Novation.

                  "Novation Marketplace Transaction Fee(s)" means fees to be paid by Suppliers to Neoforma in respect of (i) transactions occurring "on the Novation Marketplace" or (ii) processing Supply Chain Data; excluding fees associated with Neoforma Auction. For the purposes of this definition "on the Novation Marketplace" means the initiation or confirmation of a transaction is captured through the Novation Marketplace.

                  "Party" means each of Neoforma, Novation, HPPI, VHA and UHC and any other person who becomes a signatory to this Agreement, unless the context requires otherwise.

                  "Service(s)" means the services to be provided hereunder by Neoforma.

                  "Service Level(s)" means the objective criteria establishing the level of Neoforma's required performance of the Services under this Agreement.

                  "Supplier(s)" means suppliers, manufacturers or distributors that provide Products and Materials for display, sale, rental or lease, including, without limitation, High-Volume Suppliers pursuant to an agreement allowing participation on a Customized Marketplace.

                  "Transaction Fee(s)" means fees to be paid by each Supplier pursuant to its agreement with Neoforma for participation on the Novation Marketplace or the HPPI Marketplace.


Section 8.1 of the Outsourcing Agreement, Portions of Which are Referred to in
 Section 8.5 of the Outsourcing Agreement

8.1      Fees.

                  8.1.1 Neoforma and Novation shall each use its reasonable best efforts to collect all Transaction Fees required to be paid by each supplier that each signs up as a Supplier.

                  8.1.2 Novation guarantees to Neoforma aggregate minimum Novation Marketplace Transaction Fees, which shall be calculated as a percentage (the "Supplier Target Percentage") of the sum of (i) the Adjusted Gross Transaction Value and (ii) the Supply Chain Data Transaction Value on a per calendar quarter basis as set forth on Exhibit G (the "Minimum Fees"). Subject to Section 3.8 and Subsection 8.1.3, Novation shall pay to Neoforma the shortfall, if any, in any calendar quarter between the Minimum Fees calculated in accordance with this Section
                           8.1.2 and the Novation Marketplace Transaction Fees recognized by Neoforma in accordance with GAAP for such Quarter (each such payment, a "Shortfall Payment").

                  8.1.3 Notwithstanding anything in this Agreement to the contrary, Novation shall not be responsible for any Shortfall Payment: (i) to the extent that any part of the Shortfall Payment in any calendar quarter results from the termination by a Supplier of its agreement with Neoforma as a result of Neoforma's breach of such Supplier agreement, (ii) in excess of eighteen million ($18,000,000) dollars for the third calendar quarter (running July 1 through September 30) of 2003, and fifteen million two hundred thousand ($15,200,000) for the fourth calendar quarter (running October 1 through December 31) of 2003, and (iii) beginning on January 1, 2004, the maximum quarterly Shortfall Payments shall not exceed fifteen million, two hundred and fifty thousand ($15,250,000) dollars per calendar quarter (the "Maximum Quarterly Shortfall Payments").